News Release

BROOKFIELD ASSET MANAGEMENT ACQUIRES ACADIAN TIMBER UNITS

Toronto CANADA, December 15, 2006 - Brookfield Asset Management (NYSE/TSX: BAM) today announced that it has acquired through the facilities of the Toronto Stock Exchange, directly and through its affiliates, additional units of Acadian Timber Income Fund (“Acadian” or “Fund”) (TSX: ADN.un). Following the acquisition of these units, Brookfield and its joint actors hold an aggregate of 406,232 units, representing approximately 4.8% of the outstanding units of the Fund, and 4,507,030 Class B Interests of a subsidiary of Acadian, representing approximately 37.9% of the outstanding units of the Fund assuming the conversion of these Class B Interests into additional units of the Fund. Brookfield’s interest on a fully diluted basis, reflecting the conversion of the Class B interests held by others is 29.6%. Brookfield’s current ownership of the outstanding units of the Fund includes 277,532 units of the Fund which were retained following the initial public offering of Acadian due to the Underwriter’s partial exercise of the over-allotment option.

Brookfield holds the Acadian units for investment purposes. Brookfield will continue to review its investment alternatives and may acquire additional units of Acadian or may, subject to applicable securities laws, sell the units it now holds in the open market or in privately negotiated transactions to one or more persons.

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Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield’s website at www.brookfield.com.

Contact: Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 Email: kvyse@brookfield.com

NOTE: This statements in this press release concerning our future intentions regarding our investment in Acadian Timber units may contain forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this release, in other filings with Canadian regulators or the SEC or in other communications. The reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors.

When relying on our forward looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks” and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.